Mail Stop 3561

March 9, 2009

Christian G. Farman
Chief Financial Officer
Thor Industries, Inc.
3080 Windsor Court
Elkhart, IN 46514

> **Re:** **Thor Industries, Inc.**
> **File No. 001-09235**
> **Form 10-K: For the fiscal year ended July 31, 2008**
> **Form 10-Q: For the quarterly period ended October 31, 2008**
> **Schedule 14A filed**

Dear Mr. Farman:

　　We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

　　Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended July 31, 2008

Item3. Legal Proceedings, page 13

1. We note your disclosure in the second paragraph of this section. In future filings, please provide additional disclosure regarding the number of class action lawsuits that you are facing and the damages sought.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2008 VS. Fiscal 2007, page 16

2. For each of your segments, you have disclosed that the average prices per unit sold increased in fiscal year 2008 due to changes in the mix of products sold. Please expand your disclosure to provide an analysis of the changes in the mix of products sold in each segment that supports the contribution of the product mix to the increase in average prices per unit. For each segment, discuss which vehicle types/products drove the increases in the average prices, the extent to which sales of the different vehicles/products offered have fluctuated, and why certain vehicles/products performed better than others. We believe such an analysis will enable a reader of your financial statements to better ascertain the underlying factors and potential trends associated with the mix of products in assessing the impact of such on the revenue of each segment. To further enhance your analysis, consider a table that presents the number of units sold and associated revenue by vehicle type (that is, conventional travel trailers, fifth wheels, Class A, Class C, and park models) for recreational vehicles within each segment, presupposing that the price ranges of your vehicle types vary materially from one another to be meaningful to the assessment of product mix. We believe such a table will also highlight the impact that a decreasing number of units sold for each vehicle/product has on revenues. Consider a similar table for buses at a level considered appropriate for that segment. Please provide us with your proposed revised disclosure.

3. We note that cost of products sold is material to the results of each segment, but you have not provided an analysis of this expense. Also, it appears that the cost of products sold contributed to the variance in the gross profit margin of each segment to some degree, but there is no discussion of its relative impact. For each segment, please expand your disclosure to include an analysis of the factors affecting the amount of cost of products sold and associated average cost per unit sold between comparable periods. For example, given that material cost is the primary factor determining your cost of products sold (as disclosed on page 15), specifically discuss the impact of changes in material costs (i.e., in terms of price and usage) on each segment's cost of products sold, as well as the underlying reasons for such changes. Additionally, discuss factors impacting cost of products sold and affecting the gross profit margin, although not necessarily in direct relationship with the decreased number of units sold (for example, impairment charges recorded, operating efficiencies/inefficiencies experienced, absorption of overhead and fixed costs, changes in labor, wages and benefits, other material charges). Additionally, include a discussion of how cost of products sold in a period have been impacted by the mix of products sold, the basis for this relationship, and any associated impact on gross profit margin. Please provide us with your proposed revised disclosure.

4. We note that your MD&A disclosure regarding your segments' selling, general, and administrative expenses (i.e., SG&A) primarily states each segment's SG&A expense as a percentage of the segment's revenue recognized for the respective reporting period, without providing any analysis of the underlying factors resulting in changes in the <u>absolute</u> amount of the SG&A expense recognized by each of your segments. For example, your MD&A disclosure does not explain why the absolute amount of SG&A expense recognized by your "Towable Recreation Vehicles" segment has declined for each of the last two fiscal years, as well as the first quarter of fiscal year 2009. In this regard, please expand your MD&A disclosure to provide a detailed analysis of the factors resulting in changes to the SG&A expenses recognized by each of your segments. Additionally, quantify the significant individual expense sub-categories within SG&A, accompanied by the appropriate level of analysis, so that investors may have discern the magnitude and relative impact of such on this line item. Please provide us with your proposed revised disclosure.

Motorized Recreation Vehicles, page 17

5. You state that the decline in revenue due to the decrease in the number of units shipped by your "Motorized Recreation Vehicles" segment has been partially offset by the increase in the average price of the units sold by this segment. However, you also state that the decrease in gross profit realized by your "Motorized Recreation Vehicles" segment resulted from <u>higher discounting</u>. Please reconcile these disclosures for us and in your filing.

Item 8. Financial Statements and Supplementary Data (Unaudited) – See Item 15

Quarterly Financial Data, page 26

6. Please expand your disclosure to describe the effect of any unusual or infrequently occurring items that have materially affected the comparability of the information reflected in your table of quarterly financial data. For example, you should expand your disclosure to describe the impact that (i) your goodwill impairment charge, (ii) the impairment charge taken against your company's properties located in Elkhart, Indiana, and (iii) the provisions recorded in connection with your company's sale of Thor California travel trailer and fifth wheel business had on the financial data presented for the fourth quarter of fiscal year 2008. Refer to Item 302(a)(3) of Regulation S-K for further guidance. In addition, please consider whether a description of such charges should accompany your selected financial data presented in "Item 6" of your Form 10-K. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

Item 9A. Controls and Procedures

Part B – Management's Annual Report on Internal Controls Over Financial Reporting, page 27

7. In future filings, please revise your disclosure to include a statement by "management" as to whether the internal controls are effective. We note that your current disclosure refers to the "Company." Refer to Item 308(a)(3) of Regulation S-K.

Financial Statements

Notes to the Consolidated Financial Statements

F. Income Taxes, page F-12

8. Please reconcile for us the change in current federal and state and local taxes in 2007 relative to each surrounding year. Clarify for us and in your disclosure which jurisdiction was impacted by the income tax reserves reversed, along with the amount of the reversal, and tax benefit provision of $9,300 recorded. Explain to us when the reserves had been established, and the basis for their establishment and reversal.

9. Please explain to us in detail the reason for the change in "other" between 2008 and 2007 in your reconciliation of federal taxes at the statutory rate to actual income taxes recognized. Describe for us the indicated tax reserves embedded therein, the basis for the establishment of such reserves, and the amount of and basis for the changes in those reserves.

10. Please explain to us in detail and disclose why the deferred tax asset balance related to product warranties increased materially during the fiscal year ended July 31, 2008 -- particularly given that the balance of the warranty reserve, as disclosed on page F-18, did not change commensurately.

Form 10-Q: For the quarterly period ended October 31, 2008

Item 2. Management's Discussion and Analysis, page 13

Executive Overview, page 13

11. Please explain to us and disclose (i) any impact to your company's liquidity and capital resources and (ii) related risks associated with your company's re-launching of Thor Credit on its own. Describe the source of the funding for the retail financing to be provided thereunder.

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

2. Major classifications of inventories are:, page 5

12. Please tell us why the same balance has been reported for "Less excess of FIFO costs over LIFO costs" at October 31, 2008 and July 31, 2008.

8. Goodwill and Other Intangible Assets, page 9

13. You state that there have been no events through October 31, 2008 that (i) modify the results of your annual goodwill analysis last performed on April 30, 2008 or (ii) indicate that goodwill may be further impaired. However, with regard to the "Motorized Recreation Vehicles" segment, we note that for each interim period subsequent to the last goodwill analysis, net sales significantly declined, gross profit significantly declined or was a loss, and a loss before income taxes was recognized. In addition, we believe that general economic conditions, consumer confidence, and credit markets have deteriorated further since your last goodwill analysis. Given the aforementioned observations, please explain why you believe that it was not necessary to perform an interim period goodwill analysis at October 31, 2008, pursuant to paragraph 28 of SFAS No. 142. Furthermore, tell us the basis upon which you determined that the goodwill of the "Motorized Recreation Vehicles" segment was not further impaired at that date. In this regard, specifically tell us how the income and/or cash flow generated by your "Motorized Recreation Vehicles" segment during the interim periods subsequent to your last goodwill impairment analysis compared to the amounts factored into that goodwill impairment analysis. Additionally, tell us why the significant assumptions and judgments associated with the last goodwill analysis continued to be reasonable under the circumstances existing at October 31, 2008.

14. In addition, given decline in the performance of your "Motorized Recreation Vehicles" segment, please tell us when you last tested the segment's long-lived assets for impairment. Refer to paragraph 8 of SFAS No. 144 for examples of events or circumstances that may indicate that a long-lived asset or asset group may not be recoverable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

15. We note from the risk factors in "Item 1A" of your Form 10-K that your company depends on a small group of suppliers – consisting primarily of Ford, General

Motors, and Chrysler – for the chassis to be used in the manufacturing of its motor homes and buses. Please tell us and disclose in MD&A whether the current condition of the U.S. auto industry has had or is expected to have a significant impact on your business operations. For example, please disclose whether the condition of the U.S. auto industry has impacted the supply or costs of chassis required for the manufacturing of your products.

Financial Condition and Liquidity, page 17

16. We note that your company's cash flows from operating activities were negative for the three month period ended October 31, 2008. We note further that your company has historically financed its operations using internally generated funds and cash on-hand. To the extent that current market and/or economic conditions cause your company to continue to recognize negative cash flows from operations in future periods, or at levels significantly reduced compared to that historically experienced, please expand your disclosure to discuss the potential impact to your financial condition, liquidity, and/or business operations.

Schedule 14A

Compensation Discussion and Analysis

Elements of Compensation for Named Executive Officers, page 12

17. Please confirm that you will disclose in future filings all performance targets, including pre-tax profit targets for Keystone, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance targets are not sufficient. Please also provide insight into the factors considered by the committee in setting performance targets such as correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 for questions regarding the financial statements and related matters. You may contact Lauren Nguyen at 202-551-3642 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief